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       OMB APPROVAL
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OMB No. ........3235-0145
Expires..October 31, 2002
Estimated average burden
hours per response...14.9
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (RULE 13D - 102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
        AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d - 2(b)
                           (Amendment No. _______)(1)



                           o2wireless Solutions, Inc.
                           ---------------------------
                                (Name of Issuer)

                         Common Stock, par value $.0001
                         ------------------------------
                         (Title of Class of Securities)

                                   689803 10 4
                                   -----------
                                 (CUSIP Number)

                                 August 16, 2000
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

                                       [ ]   Rule 13d-1(b)
                                       [ ]   Rule 13d-1(c)
                                       [X]   Rule 13d-1(d)


         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                      (Continued on the following page(s))








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   CUSIP No.689803 10 4                  13G                        Page 2 of 5
            -------------                                               ---  ---


  (1)        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       Stephen F. Johnston, Sr.

             -------------------------------------------------------------------

  (2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                        (b)  [ ]

             -------------------------------------------------------------------

  (3)        SEC USE ONLY

             -------------------------------------------------------------------

  (4)        CITIZENSHIP OR PLACE OF ORGANIZATION


                      United States
             -------------------------------------------------------------------
   NUMBER OF         (5)  SOLE VOTING POWER
     SHARES
  BENEFICIALLY                6,259,560 shares of Common Stock
    OWNED BY         -----------------------------------------------------------
      EACH           (6)  SHARED VOTING POWER
   REPORTING
     PERSON                   0
      WITH           -----------------------------------------------------------
                     (7)  SOLE DISPOSITIVE POWER

                              6,259,560 shares of Common Stock
                     -----------------------------------------------------------

                     (8)  SHARED DISPOSITIVE POWER

                              0
                     -----------------------------------------------------------

  (9)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                6,259,560 shares of Common Stock
             -------------------------------------------------------------------

  (10)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                      [x]
             -------------------------------------------------------------------

  (11)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      23.0%
             -------------------------------------------------------------------

  (12)       TYPE OF REPORTING PERSON*

                      IN
             -------------------------------------------------------------------




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Item 1(a).     Name of Issuer.

               o2wireless Solutions, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.

               440 Interstate North Parkway, Atlanta, Georgia 30339

Item 2(a).     Name of Person Filing.

               Stephen F. Johnston, Sr.

Item 2(b).     Address of Principal Business Office or, if none, Residence.

               440 Interstate North Parkway, Atlanta, Georgia 30339

Item 2(c).     Citizenship.

               United States

Item 2(d).     Title of Class of Securities.

               Common Stock

Item 2(e).     CUSIP Number.

               689803 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not applicable

Item 4.        Ownership.

               (a)  Amount Beneficially Owned:

               6,259,560 shares

               (b) Percent of Class:

               23.0%

                                  Page 3 of 5


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               (c)  Number of Shares as to Which Such Person has:

                    (i)   sole power to vote or to direct the vote:  6,259,560
                    (ii)  shared power to vote or to direct the vote:  0
                    (iii) sole power to dispose or to direct the disposition of:
                          6,259,560
                    (iv) shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

               Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable

Item 8.  Identification and Classification of Members of the Group.

               Not applicable

Item 9.  Notice of Dissolution of Group.

               Not applicable

Item 10. Certification.

               Not applicable


                                   Page 4 of 5

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                                    SIGNATURE



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 10, 2001                     /s/ Stephen F. Johnston, Sr.
                                            ----------------------------------
                                            Stephen F. Johnston, Sr.



  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                  CRIMINAL VIOLATIONS (SEE 18 U.S.C. SS. 1001).


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